Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978

Prospectus Supplement No. 1
(to Prospectus dated April 28, 2005)

47,023,746 SHARES

Loudeye Corp.

COMMON STOCK

     This Prospectus Supplement No. 1 supplements information contained our prospectus dated April 28, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 47,023,746 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).

     You should read this Prospectus Supplement No. 1 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2005.

Recent Developments

     On May 3, 2005, Loudeye Corp. announced preliminary financial results for the first quarter ended March 31, 2005. The historical results below are unaudited and represent management’s current expectations and are preliminary and may be subject to change based upon the completion of the first quarter 2005 review procedures and the filing of Loudeye’s Form 10-Q for the quarter ended March 31, 2005.

First Quarter 2005 Financial Highlights

•	Revenue. Revenue was $6.0 million in the first quarter, compared with revenue of $2.0 million in the prior year first quarter and $6.6 million in the fourth quarter 2004.

•	Deferred revenue. Deferred revenue was $6.5 million at quarter end, compared with $5.7 million as of December 31, 2004 and $796,000 as of the end of the first quarter 2004.

•	Net Loss. For the first quarter 2005, GAAP net loss was $7.5 million or $0.07 per share, compared to a GAAP net loss of $5.6 million or $0.07 per share in the fourth quarter 2004 and $2.8 million or $0.04 per share in the first quarter 2004. Included in GAAP net loss were net foreign exchange transaction gains (losses) of approximately $0.2 million for the first quarter 2005 and ($1.0) million for the fourth quarter 2004. There were no foreign exchange transaction gains or losses for the first quarter 2004.

•	EBITDA Loss.* EBITDA loss for the quarter totaled $6.6 million or $0.06 per share.

•	Cash and Marketable Securities. Cash, restricted cash, and short-term and long-term marketable securities were approximately $34.8 million as of March 31, 2005.

* EBITDA excludes charges related to depreciation and amortization expense and net interest income or expense. A reconciliation of Loudeye’s GAAP financial results with its non-GAAP financial results is provided below.

Use of Non-GAAP Financial Information

EBITDA loss presented in this press release and management’s audio presentation is a non-GAAP financial measure that represents GAAP net loss excluding the effects of interest and depreciation and amortization. EBITDA as presented below may differ from non-GAAP measures used by other companies and is not a measurement under GAAP. Management believes the EBITDA presentation enhances an overall understanding of Loudeye’s financial performance from ongoing operations, and is used by management for that purpose. We believe EBITDA and EBITDA per share presented below provides useful information to investors about our financial performance because it eliminates the effects of period to period changes in costs associated with impairment of assets related to capital investments and interest on our debt and capital lease obligations, both of which we believe are not reflective of the underlying performance of our business operations. The adjustments made in calculating EBITDA are adjustments that would be made in calculating our performance for purposes of employment agreements and associated bonus potentials for our senior executives. Measures similar to EBITDA are also widely used by us and others in the industry to evaluate and price potential acquisition candidates. We believe EBITDA facilitates operating performance comparisons by backing out potential differences across periods caused by variations in capital structures (affecting interest expense) and the age and book depreciation of equipment (affecting depreciation expense). In addition, we present EBITDA because we believe it is frequently used by analysts, investors and other interested parties in evaluating companies such as ours. Since Loudeye has historically reported non-GAAP results to the investment community, management believes the inclusion of non-GAAP financial measures provides consistency in its financial reporting.

There are limitations inherent in non-GAAP financial measures such as EBITDA in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of Loudeye’s recorded costs against its revenue. Management compensates for these limitations in non-GAAP measures by also evaluating our performance based on traditional GAAP financial measures. Accordingly, investors should consider these non-GAAP results together with GAAP results, rather than as an alternative to GAAP basis financial measures.

LOUDEYE CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended
	March 31,
	2005	2004
REVENUE	$6,029	$1,991
COST OF REVENUE	6,309	1,461
Gross profit (loss)	(280)	530
Gross profit (loss) percent	-5%	27%
OPERATING EXPENSES:
Sales and marketing	1,931	635
Research and development	1,784	590
General and administrative	3,637	1,960
Amortization of intangibles	100	105
Stock-based compensation	57	122
Special charges (credits)	(43)	(50)

Total operating expenses	7,466	3,362

LOSS FROM OPERATIONS	(7,746)	(2,832)
OTHER INCOME, net	294	11

NET LOSS	$(7,452)	$(2,821)

Basic and diluted net loss per share	$(0.07)	$(0.04)

Weighted average shares outstanding	101,723	63,286

NON-GAAP INFORMATION:
Net loss	$(7,452)	$(2,821)
Adjustments to reconcile GAAP net loss to EBITDA:
Depreciation and amortization expense	980	481
Interest (income) expense	(134)	(8)

EBITDA	$(6,606)	$(2,348)

Basic and diluted EBITDA per share	$(0.06)	$(0.04)

Weighted average shares outstanding	101,723	63,286

LOUDEYE CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and short-term marketable securites	$33,409	$38,880
Accounts receivable, net	5,219	5,333
Prepaid expenses and other current assets	2,014	1,298
Restricted cash	744	—

Total current assets	41,386	45,511
Restricted cash	—	2,288
Long-term marketable securities	621	2,568
Property and equipment, net	5,926	5,661
Goodwill	44,621	43,549
Intangible assets, net	3,398	3,700
Other assets, net	288	431

Total assets	$96,240	$103,708

LIABILITIES
Current liabilities:
Accounts payable	$3,045	$4,012
Accrued compensation and benefits	1,066	929
Accrued and other liabilities	6,629	4,966
Accrued special charges	—	403
Accrued acquisition consideration	2,476	15,924
Deferred revenue	5,320	4,353
Current portion of long-term debt and capital lease obligations	1,093	1,135

Total current liabilities	19,629	31,722
Deferred revenue, net of current portion	1,194	1,343
Common stock payable related to acquisition	2,233	3,193
Long-term debt and capital lease obligations, net of current portion	750	1,000

Total liabilities	23,806	37,258
STOCKHOLDERS’ EQUITY	72,434	66,450

Total liabilities and stockholders’ equity	$96,240	$103,708